HSBC USA INC.

Reverse Convertible Notes

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

This free writing prospectus relates to one note offering. The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to an individual reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

▪         Offering Period End Date: August 25, 2006

▪         Initial Public Offering Price: 100%

▪         Initial Valuation Date: August 25, 2006

▪         Issue Date: August 31, 2006

▪         Final Valuation Date: August 27, 2007

▪         Maturity Date: August 31, 2007, which is 4 business days after the final valuation date.

▪       Interest Payment Dates: Each monthly anniversary of the issue date (or if that day is not a business day, the following business day), commencing on September 30, 2006 and ending on the maturity date.

▪       Initial Price: Market price of the reference asset on the initial valuation date.

▪       Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Reference Asset / Reference Issuer (Ticker)	Interest Rate (per Annum)	Barrier Level	Barrier Price	Principal Amount	Agent’s Discount Per Note /Total(1)	Proceeds to Us Per Note / Total	CUSIP / ISIN

Popular, Inc. (BPOP)	9.50%	100%	TBD	TBD	TBD	TBD	TBD

(1)	Agent’s discount may vary but will be no more than the amount listed in “Agent’s Discount per Note / Total,” above.

See “Risk Factors” in this free writing prospectus beginning on page FWP-2, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC. August 25, 2006

GENERAL TERMS

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated July 3, 2006 and the product supplement dated July 31, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-888-800-4722.

You may also obtain:

•	the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000110465906049988/a06-17097_1424b2.htm;

•	the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm; and

•	the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm.

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in the notes is not equivalent to investing directly in the reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review “Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances;” and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset.”

1)      The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invested. You will lose some or all of your principal if the following is true: on the final valuation date, the final price of the reference asset is lower than the initial price of the reference asset, which is also the barrier price. A $1,000 investment in the notes will pay $1,000 at maturity if the following is true: the final price of the reference asset on the final valuation date is equal to or greater than the initial price of the reference asset, which is also the barrier price. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive will be less than the principal amount of your notes and may be zero. Accordingly, you may lose the entire principal amount of your notes.

We cannot predict the final price of any reference asset on the final valuation date.

2)      You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If the final price of the reference asset is greater than the initial price of the reference asset, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the applicable interest rate. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3)      Because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatment are possible.

We intend to treat each note as a put option written by you in respect of the applicable reference asset and a deposit with us of cash in an amount equal to the principal amount of the note to secure your potential obligation under the put option. Pursuant to the terms of the notes,

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you agree to treat the notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below and “Certain U.S. Federal Income Tax Considerations—Certain Equity-Linked Notes—Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, product supplement and this free writing prospectus do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

SUMMARY

Principal Payment at Maturity

Your payment at maturity for each note you hold will depend on the final price of the reference asset on the final valuation date. A $1,000 investment in the notes will pay $1,000 at maturity unless: on the final valuation date, the final price of the reference asset is lower than the initial price of the reference asset, which is also the barrier price. If on the final valuation date, the final price of the reference asset is lower than the initial price of the reference asset, which is also the barrier price, at maturity you will receive the physical delivery amount (with any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price). Under some circumstances to be determined by and at the sole option of HSBC USA Inc., we may pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price. However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount in the event the conditions described above occur.

In the event that the maturity date is postponed or extended as described under “Specific Terms of the Notes – Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

You may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the payment at maturity is in physical shares of the reference asset, you will receive a number of shares referred to as the “physical delivery amount” (with any fractional shares to be paid in cash). The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your notes by the initial price of the reference asset. The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payments will be made on the interest payment dates specified on the front cover of this free writing prospectus. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For more information, see “Description of the Notes — Fixed Rate Notes” in the prospectus supplement.

SETTLEMENT

We expect that the delivery of the notes will be made against payment therefor on or about the issue date specified on the cover hereof, which will be the fourth business day following the initial valuation date of the notes (the settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Short-Term Debt Instruments in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The description below of the reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes— Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

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REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference asset and the reference issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the relevant reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section “Information Regarding the Reference Asset and the Referent Asset Issuer” in the product supplement.

Historical Performance of the Reference Asset

The description below of the reference asset includes a table that sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the reference asset for each quarter in the period from January 1, 2002 through June 30, 2006 and for the period from July 1, 2006 through August 25, 2006. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. Historical prices of the reference asset should not be taken as an indication of future performance of the reference asset.

Hypothetical Examples

The description below of the reference asset includes a table of hypothetical returns that is based on the assumptions outlined for the reference asset. The table illustrates the hypothetical returns you would have earned from (i) a $1,000 investment in the notes compared to (ii) a direct investment in the relevant reference asset (prior to the deduction of any applicable brokerage fees or charges). The following is a general description of how the hypothetical returns in the table were determined:

•	If the final price of the reference asset on the final valuation date is greater than or equal to the initial price of the reference asset, which is also the barrier price, you would receive $1,000 at maturity.

•	If the final price of the reference asset on the final valuation date is lower than the initial price of the reference asset, which is also the barrier price, you would receive the physical delivery amount (with any fractional shares to be paid in cash).

The table of hypothetical returns is provided for illustration purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

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Popular, Inc.

According to publicly available information, Popular, Inc. is a bank holding company that provides commercial banking services through branches in Puerto Rico, the British Virgin Islands, the Dominican Republic, and the United States mainland. Popular, Inc. also provides mortgage and consumer finance, lease financing, investment banking and broker/dealer activities, retail financial services, and automated tellers.

Popular, Inc.’s SEC file number is 000-13818.

Historical Performance of Popular, Inc.

	Quarter	Quarter	Quarter
Quarter Ending	High	Low	Close
March 29, 2002	15.04	13.70	14.61
June 28, 2002	16.90	14.13	16.84
September 30, 2002	18.05	14.05	15.80
December 31, 2002	17.30	13.99	16.90
March 31, 2003	17.55	15.85	17.00
June 30, 2003	20.60	16.98	19.27
September 30, 2003	20.72	18.12	19.90
December 31, 2003	23.95	19.63	22.43
March 31, 2004	24.10	21.37	21.55
June 30, 2004	22.05	19.95	21.39
September 30, 2004	26.39	21.25	26.30
December 31, 2004	29.00	24.18	28.83
March 31, 2005	28.67	23.53	24.32
June 30, 2005	25.74	22.52	25.19
September 30, 2005	27.74	24.15	24.22
December 30, 2005	24.40	19.78	21.15
March 31, 2006	21.61	19.44	20.76
June 30, 2006	22.00	18.40	19.20
July 1, 2006 through August 25, 2006	[•]	[•]	[•]

Deposit and Put Premium

As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Notes Treated as a Put Option and a Deposit,” for purposes of dividing the 9.5% interest rate on the notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. See “— Hypothetical Examples” above for more information.

Reference Asset:	Popular, Inc. (BPOP)
Initial Price:	$[●]
Interest Rate:	9.50% per annum
Physical Delivery Amount:	[●] shares (with any fractional shares paid in cash)
Term of Notes:	1 year
Reinvestment Rate for Note Interest:	0%

Table of Hypothetical Returns

Final Price (% Change)		Investment in the Notes	Investment in the Reference Asset
+	100%	9.50%	100.00%
+	90%	9.50%	90.00%
+	80%	9.50%	80.00%
+	70%	9.50%	70.00%
+	60%	9.50%	60.00%
+	50%	9.50%	50.00%
+	40%	9.50%	40.00%
+	30%	9.50%	30.00%
+	20%	9.50%	20.00%
+	10%	9.50%	10.00%
	0%	9.50%	0.00%
-	10%	-0.50%	-10.00%
-	20%	-10.50%	-20.00%
-	30%	-20.50%	-30.00%
-	40%	-30.50%	-40.00%
-	50%	-40.50%	-50.00%
-	60%	-50.50%	-60.00%
-	70%	-60.50%	-70.00%
-	80%	-70.50%	-80.00%
-	90%	-80.50%	-90.00%
-	100%	-90.50%	-100.00%

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